[Letterhead of Financial Warfare Club, Inc.]

                               RESCISSION OFFER
                      FINANCIAL WARFARE CLUB MEMBERSHIPS
                           SOLD THROUGH APRIL 2001



                                    [Date]



CERTIFIED MAIL/ RETURN RECEIPT REQUESTED
[Investor Address]


Dear Investor:

On or about the     day of,             200, Financial Warfare Club, Inc.
               ------      -------------

sold to you a membership, including a gift of stock.  The total price for your

membership was $          .
                ----------

     Financial Warfare Club, Inc. has reason to believe that the sale of these memberships was not in compliance with the Securities Act of 1933, as amended,
(the "Act"), nor with the                [applicable State] Securities Act
(the "State Laws"), due to a possible violation of the registration procedures under those laws. Such a registration violation would give you the right
 under Section                 [relevant section for the applicable state] of
the State Laws to rescind the sale of the securities and collect the full purchase price plus 6% interest [or rate required by applicable statute] from the time of sale as well as court costs and reasonable attorneys' fees.

Pursuant to Section               [relevant section for the applicable state]
                    -------------
of the State Laws, Financial Warfare Club, Inc. hereby offers to rescind the sale of its membership and releases you from all contractual obligations to effectuate the sale. We hereby offer to refund to you the full amount paid for the membership, plus interest at the rate of 6% per annum
[or interest rate required by applicable state] from the date of your purchase to the date of refund.

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     Should you decide to accept this offer of rescission, you must return to this office the enclosed copy of this letter with your signature in the appropriate space below. Upon receipt of the executed return letter, the purchase price of the membership, plus applicable interest will be refunded to you.

Should you decide to reject this offer of rescission, you will receive shares of Covenant EcoNet stock at a rate of $1.00 per share in exchange for the funds you paid to purchase a membership in Financial Warfare Club. You will also receive a membership in Financial Warfare Club with one-year membership dues paid. Persons who accept Covenant
EcoNet shares shall waive their right to pursue any action against Mr. Dukes, Ms. Hodge, Financial Warfare Club, or any of their affiliates.

     You will receive a membership at the           level. [dependent upon each
                                         -----------
investor's current membership level.]

     This offer is good only until midnight of the 30th day following receipt of this letter. If the materials required above are not postmarked by that time, your right to sue for rescission under the Act and the State Laws may be extinguished. Failure to accept this offer within such 30-day period shall constitute a rejection of this offer and you will be automatically issued shares of Covenant EcoNet. However, if you decide to reject this offer, I would prefer that you acknowledge your decision to do so by signing the enclosed copy of this letter in the appropriate space below and returning it to me as soon as possible.

Very truly yours,

FINANCIAL WARFARE CLUB, INC.



------------------------------
Marcus D. Dukes, Co-Founder


------------------------------
Teresa Y. Hodge, Co-Founder





     1. I wish to relinquish my membership and obtain a refund as provided above.

-------------------
Date

------------------------------
Signature of Investor


     2. I reject your offer of rescission, wish to obtain shares of Covenant EcoNet and a one-year membership to Financial Warfare Club, and hereby waive my right to pursue any action against Mr. Dukes, Ms. Hodge, Financial Warfare Club, or any of their affiliates.

 ------------------
Date

------------------------------
Signature of Investor


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